UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MagnaChip Semiconductor Corporation
MagnaChip Semiconductor S.A.

File No. 333-168516-09
File No. 333-168516
CF#36742

MagnaChip Semiconductor Corporation and MagnaChip Semiconductor S.A submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a Form S-4 registration statement filed on August 4, 2010, as amended.

Based on representations by MagnaChip Semiconductor Corporation and MagnaChip Semiconductor S.A that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.8 through September 19, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary